UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 21, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: June 21, 2019

Announcement of the re-election results of Board of Directors (including independent directors)

1.	Date of occurrence of the change: 2019/06/21

2.	Appointment of or changed personnel: Directors and Independent directors

3.	Title, name and resume of the replaced person – before:

Title:	Name:	Resume:
Chairman	Carl Firth	Ex-Chairman of the company
Director	Alnair Investment	Representative of director: Jun Wu
Director	BV Healthcare II Pte. Ltd.	Representative of director：Lim Chin Hwee Damien
INED	Andrew James Howden	INED of the company
INED	Chin-Feng Sun	INED of the company
INED	Robert E. Hoffman	INED of the company

4.	Title, name and resume of the replacement – after:

Title:	Name:	Resume:
Director	Carl Firth	new-elected director of the company
Director	Alnair Investment	new-elected director of the company; representative of director – Jun Wu
Director	BV Healthcare II Pte. Ltd.	new-elected director of the company; representative of director – Lim Chin Hwee Damien
INED	Andrew James Howden	new-elected INED of the company
INED	Chin-Feng Sun	new-elected INED of the company
INED	Robert E. Hoffman	new-elected INED of the company

5.	Type of change: expiry of term of office

6.	Reason for the change: Re-election

7.	Number of shares held by the new personnel at the time of appointment:

Title:	Name:	Number of shares
Director	Carl Firth	0 shares *
Director	Alnair Investment	8,823,528 shares **
Director	BV Healthcare II Pte. Ltd.	7,542,112 shares
INED	Andrew James Howden	439,510 shares
INED	Chin-Feng Sun	0 shares
INED	Robert E. Hoffman	0 shares

8.	Original term: from 2016/04/15 to 2019/04/14

9.	Effective date of the new appointment: 2019/06/21

10.	Rate of turnover of directors of the same term: NA

11.	Rate of turnover of supervisors of the same term: NA

12.	Rate of turnover of independent directors of the same term: NA

13.	Change in one-third or more of directors (“Yes” or “No”): Yes

14.	Any other matters that need to be specified:

* Director Carl Firth holds his shares under a company Kimba Capital and the total number of shares are 3,344,340.

** Director Alnair Investment holds shares under a company Shanghai Cenova and the total number of shares are 1,063,830.